August 4, 2006

VIA OVERNIGHT COURIER

Ms. Hanna Teshome
Special Counsel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue
25th Floor
Los Angeles, California
90071-1503

Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrownrowe.com

Warren R. Loui
Direct Tel (213) 229-5110
Direct Fax (213) 576-8142
wloui@mayerbrownrowe.com

Re:	Hyundai ABS Funding Corporation
Registration Statement on Form S-3
Dear Ms. Teshome:
     Hyundai ABS Funding Corporation (the “Company”) has requested us to respond to the Commission staff’s comment letter, dated June 30, 2006 (the “Comment Letter”), relating to the Company’s submission of its registration statement on Form S-3 (the “Registration Statement”), including the base prospectus (the “Base Prospectus”) and the prospectus supplement (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) filed on June 9, 2006.
     The Company is submitting herewith (i) one copy of an amended draft, together with four copies marked to show changes from the draft submitted to the Commission on June 9, 2006, and (ii) one copy of the form of transaction documents and legal opinions, together with four copies of marked pages to show changes from the Hyundai Auto Receivables 2005-A Owner Trust transaction, including changes made pursuant to requirements of Regulation AB. The Company has responded to all of the staff’s comments by revising the Registration Statement to comply with each staff comment, providing an explanation, or providing supplemental information as requested. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Company’s responses accordingly. References to page numbers are to those in the marked copies of the Base Prospectus or Prospectus Supplement, as applicable.
     In addition to the revisions made in response to the Comment Letter, the Company has revised the draft Registration Statement in certain other respects to update and clarify certain sections thereof. Such other revisions are also marked in the enclosed copies.

Ms. Hanna Teshome
August 4, 2006

     We are submitting this letter on behalf of the Company, and the terms “we,” “us”, and “our” in the following responses refer to the Company.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the depositor and each of the issuing entities previously established by the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class, namely, automobile receivables. The CIK codes for those affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering and that have been subject to Exchange Act reporting requirements since July 2005 are as follows:

Hyundai ABS Funding Corporation	0001260125
Hyundai Auto Receivables 2005-A Owner Trust	0001332016
Hyundai Auto Receivables 2006-A Owner Trust	0001354971
2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:

We confirm that all material terms of the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that the Company will file unqualified legal and tax opinions at the time of each takedown.

Ms. Hanna Teshome
August 4, 2006

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	Please revise your document to provide the information required under Item 1110 of Regulation AB with respect to the originators of the receivables.

Response:

The Company does not anticipate entering into any transaction in which an originator or group of affiliated originators, apart from the Company and its affiliates, will originate any of the pool assets. None of the prior transactions entered into by the Company had any such other originators or groups of affiliated originators originating any of the pool assets. The information required under Item 1110 of Regulation AB with respect to the Company is contained on pages 20 to 21 of the base prospectus. As a result, no changes have been made.

6.	Please revise your document to include a table that describes all required fees and expenses. Please refer to Item 1113(c) of Regulation AB.

Response:

The table on page S-68 of the prospectus supplement describes all fees and expenses to be paid or payable out of the cash flows from the pool assets. Accordingly, the Company believes that no changes need to be made to satisfy Item 1113(c) of Regulation AB.
Base Prospectus
Pre-Funding Arrangement, page 25
7.	Please revise this section to provide the disclosure required by Items 1111(g) and 1101(c)(3)(ii) of Regulation AB.

Response:

The base prospectus includes some of the disclosure required by Items 1111(g) and 1101(c)(3)(ii) of Regulation AB. The base prospectus has been revised on page 25

Ms. Hanna Teshome
August 4, 2006

to provide additional disclosure required by Items 1111(g) and 1101(c)(3)(ii) of Regulation AB. In addition, pages S-8 and S-65 of the prospectus supplement have been revised to provide additional disclosure required by Item 1111(g) and Item 1101(c)(3)(ii) of Regulation AB.
Revolving Period, page 28
8.	Please revise this section to provide the disclosure required by Items 1111(g) and 1101(c)(3)(iii) of Regulation AB.

Response:

The base prospectus includes some of the disclosure required by Items 1111(g) and 1101(c)(3)(iii) of Regulation AB. The base prospectus has been revised on pages 28 to 29 to provide additional disclosure required by Items 1111(g) and 1101(c)(3)(iii) of Regulation AB. In addition, page S-9 of the prospectus supplement have been revised to provide additional disclosure required by Items 1111(g) and 1101(c)(3)(iii) of Regulation AB.
Credit and Cash Flow Enhancements, page 39
9.	We note the list of credit and cash flow enhancements that may be included in a take down on page 3 of the base prospectus. Please revise this section to separately discuss each form of credit and cash flow enhancement. Please disclose the general terms and conditions of each and explain how each operates. Note that all credit enhancements should be discussed in the base prospectus. Please refer to Items 1114 and 1115 of Regulation AB.

Response:

The base prospectus has been revised on pages 3 and 40 to 42 to delete those forms of credit and cash flow enhancement that are no longer contemplated. The base prospectus has been revised on pages 41 to 42 discuss the contemplated credit and cash flow enhancements.

10.	We note in the second paragraph of this section that a form of credit enhancement can cover more than one series of notes and that noteholders will be subject to the risk that the credit enhancement will be exhausted by the claims of noteholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response:

The base prospectus has been revised on page 41 to delete the concept that one form of credit enhancement may cover more than one series of securities, as that type of credit enhancement is no longer contemplated.

Ms. Hanna Teshome
August 4, 2006

Prospectus Supplement
11.	Please provide bracketed disclosure relating to the trustees as required by Item 1109(b) of Regulation AB.

Response:

The language included in the prospectus supplement as to the Owner Trustee has been provided by the entity that the Company anticipates will serve in that role. The Company believes that the language provided by the Owner Trustee satisfies the requirements of Item 1109(b) of Regulation AB. The section regarding the Indenture Trustee has been revised to add bracketed disclosure regarding Item 1109(b) of Regulation AB.
Summary of Terms, page S-6
12.	Please revise your disclosure to identify any classes of securities issued in the same transaction that are not being offered by the prospectus. Refer to Item 1103(a)(3)(i) of Regulation AB.

Response:

The disclosure on page S-7 of the prospectus supplement has been revised to identify the certificates, which are the only securities that the Company anticipates issuing that would not be offered by the prospectus.

13.	Please provide bracketed disclosure to identify any enhancement provider reference in Items 1114(b) and 1115 of Regulation AB. Refer to Item 1103(a)(3)(ix) of Regulation AB.

The Company anticipates that the only enhancement provider will be the derivative counterparty. The disclosure required by Regulation AB is contained on pages S-59 to S-61 in the section titled “Description of the Interest Rate Swap Agreement.” That section has been revised to move the bracketed disclosure regarding Items 1114(b) and 1115 of Regulation AB

14.	In addition, briefly summarize how losses not covered by credit enhancement or support will be allocated to the securities.

Response:

Losses not covered by credit enhancement or support reduce the amounts otherwise available to pay the securities. The Company believes that the disclosure on pages S-12 to S-13 of the prospectus supplement titled “Subordination of Principal and Interest” summarizes how those losses not covered by credit enhancement or support will be allocated to the securities.

Ms. Hanna Teshome
August 4, 2006

15.	We note that you contemplate including a pre-funding arrangement and/or a revolving period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5) of Regulation AB.

Response:

The disclosure on page S-9 of the prospectus supplement has been revised to include bracketed language to disclose the information required by Item 1103(a)(5) of Regulation AB.
Credit Enhancement, page S-60
16.	Please add bracketed language to indicate that you will provide the financial information regarding the credit enhancement provider as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Response:

The Company currently does not anticipate entering into any transaction in which the aggregate significance percentage is 10% or more. However, pages S-60 to S-61 of the prospectus supplement have been revised to provide bracketed disclosure regarding the credit enhancement provider as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.
Item 16. Exhibits
17.	When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

Response:

We have included with this amendment the applicable Exhibits to the Registration Statement, including the forms of agreements (including the updated sale and servicing agreement) and opinions for your review. The forms of agreements are marked to show changes from the Hyundai Auto Receivables 2005-A Owner Trust transaction, including changes made to comply with Regulation AB. The principal provisions relating to the reports required by Items 1122 and 1123 of Regulation AB appear on Appendix A to the Sale and Servicing Agreement.

Item 17. Undertakings

18.	Please provide the undertakings required by Items 512(a)(1)(iii)(B) and (C), 512(a)(5)(i)(A) and (B), and 512(a)(6)(i)-(iv) of Regulation S-K.

Ms. Hanna Teshome
August 4, 2006

Response:

The Registration Statement has been revised to provide the required undertakings.
     If you have any further questions you would like to discuss, please do not hesitate to contact me at (213) 229-5110 or the Company’s in-house counsel, Weni Gieseking, at (714) 594-1721. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ WARREN R. LOUI
Warren R. Loui